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                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                            FORM 13F

                       FORM 13F Cover Page


         Report for the Calendar Year or Quarter Ended March 31, 2008

Check here if Amendment:              |_|; Amendment Number: ____

This Amendment (Check only one):   |_| is a restatement
                                   |_| adds new holding entries.


Institutional Manager Filing this Report:

Name:      Tiedemann/Falconer Partners, L.P.

Address:   c/o Ogier Fiduciary Services (Cayman) Limited
           Queensgate House
           South Church Street
           P.O. Box 1234
           Grand Cayman KY1-1108
           Cayman Islands

13F File Number:  28-12869

The institutional investment manager filing this report and the person by whom
it is signed hereby represent that the person signing the report is authorized
to submit it, that all information contained herein is true, correct and
complete, and that it is understood that all required items, statements,
schedules, lists, and tables, are considered integral parts of this form.


Person Signing this Report on Behalf of Reporting Manager:

Name:      Robert Rettie
Title:     Chief Accounting Officer
Phone:     (212) 396-8742


Signature, Place and Date of Signing:


   /s/ Robert Rettie          New York, New York          May 13, 2008
-----------------------    ------------------------    --------------------
    [Signature]                 [City, State]                 [Date]
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<PAGE>


Report Type:  (Check only one):

[_]     13F HOLDINGS REPORT.  (Check here if all holdings of this reporting
        manager are reported in this report).

[X]     13F NOTICE. (Check here if no holdings reported are in this report, and
        all holdings are reported by other reporting managers(s).)

[_]     13F COMBINATION REPORT. (Check here if a portion of the holdings for
        this reporting manager are reported in this report and a portion are
        reported by other reporting manager(s).)


List of Other Managers Reporting for this Manager:

Form 13F File Number                Name
-------------------                 -------------------
  28-11896                          TIG Advisors, LLC

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                    Form 13F SUMMARY PAGE


Report Summary:


Number of Other Included Managers:            0

Form 13F Information Table Entry Total:        0

Form 13F Information Table Value Total:        $0
                                          (thousands)


List of Other Included Managers:          None

Provide a numbered list of the name(s) and Form 13F file number(s) of all
institutional investment managers with respect to which this report is filed,
other than the manager filing this report.


SK 79575 0085 883003